AUTOCALLABLE MARKET-LINKED STEP UP NOTES
	Autocallable Market-Linked Step Up Notes Linked to the S&P Oil & Gas Exploration & Production Select Industry Index®	This graph assumes that the notes are not called on the Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure	S&P Oil & Gas Exploration & Production Select Industry Index® (Bloomberg symbol: “SPSIOP”)
Automatic Call	The notes will be called automatically on the Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the starting value
Observation Date	Approximately one year from the pricing date
Call Amount	[$11.20 to $11.40] if called on the Observation Date, to be determined on the pricing date
Payout Profile at Maturity
• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	130% of the starting value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	100% of the starting value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010315003270/dp55548_fwp-sun56.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes, including any repayment of principal, are subject to the credit risk of Deutsche Bank and any resolution measure imposed by its competent resolution authority, and actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations or any resolution measure becomes applicable to it, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the return represented by the call premium.
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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

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Your return on the notes will be subject to certain risks associated with companies in the oil and gas exploration and production industry. You will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-184193 Date April 28, 2015